Exhibit 99.4

CONSENT OF QUALIFIED PERSON

Natasha Vaz, P. Eng.

Lake Shore Gold Corporation, dba Tahoe Canada

121 King Street West, Suite 2140

Toronto, ON, Canada, M5H 3T9

Telephone 416.703.6298

I, Natasha Vaz, P. Eng., consent to the public filing of the Technical Report titled “National Instrument 43-101 Technical Report, Timmins West Mine, Timmins, Ontario, Canada” and dated September 20, 2017 (the “Technical Report”) by Tahoe Resources Inc.

I also consent to any extracts from or a summary of the Technical Report in the news release titled “Tahoe Revises 2017 Guidance for Gold Operations and Provides Updated Reserves and Resources at Timmins West,” dated September 21, 2017.

I certify that I have read the aforementioned news release filed by Tahoe Resources Inc. and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 21st day of September 2017.

/s/ Natasha Vaz
Signature of Qualified Person

Natasha Vaz, P. Geo.
Print name of Qualified Person